UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: Microsoft Corporation

NAME OF PERSONS RELYING ON EXEMPTION: The Anti-Defamation League (ADL) and JLens

ADDRESS OF PERSON RELYING ON EXEMPTION: 605 3rd Ave, New York, NY 10158

WRITTEN MATERIALS: The following written material is attached – Proxy Memorandum, dated October 28, 2026

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934 as the filers collectively own beneficially securities of the class which is the subject of the solicitation with a market value over $5 million. This is not a solicitation of authority to vote any proxy. ADL and JLens are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by ADL and JLens.

PLEASE NOTE: The Anti-Defamation League & JLens are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

PROXY MEMORANDUM

To:	Shareholders of Microsoft Corporation ("Microsoft" or the "Company")
From:	The Anti-Defamation League ("ADL") & JLens (together, "we")
Date:	October 28, 2026
Re:	The case to vote AGAINST Proposal 5 ("Report on Human Rights Due Diligence") and Proposal 6 ("Report on Data Operations in Human Rights and Conflict Hotspots") on Microsoft's 2026 Proxy Statement

______________________________________________________________________

We Urge Microsoft Shareholders to Vote AGAINST Proposals 5 and 6

ADL and JLens urge Microsoft shareholders to vote AGAINST Proposal 5 ("Report on Human Rights Due Diligence") and Proposal 6 ("Report on Data Operations in Human Rights and Conflict Hotspots") at Microsoft's 2026 annual meeting scheduled for December 8, 2026 [1].

ADL and JLens support the consistent application of human rights standards across companies and countries, without singling out Israel for differential treatment. We believe shareholders should evaluate these proposals not only on the reporting they request, but also in the broader context of Microsoft’s strategic business interests, the objectives of the campaigns that appear to overlap or be aligned with the proposals, and their potential implications for long-term shareholder value. We are concerned that support for these proposals may be used to advance broader policy objectives that do not serve shareholders’ best interests.

Proposal 5, filed by the Religious of the Sacred Heart of Mary and certain co-filers, some of whom Investor Advocates for Social Justice (“IASJ”), a vocal proponent of the proposal, lists as affiliates or engagement clients [2], requests that the Microsoft Board of Directors (the “Board”) publish a report assessing the effectiveness of Microsoft’s human rights due diligence processes in preventing, identifying, and addressing customer misuse of Microsoft’s AI and cloud products or services that violates human rights or international humanitarian law [1]. Its predecessor, Proposal 9 at Microsoft’s 2025 annual meeting, was opposed by approximately 74% of votes cast. This year’s supporting statement lists “a boycott and divestment campaign” among the risks Microsoft faces, citing as its source the Boycott, Divestment, and Sanctions (“BDS”) movement’s campaign against Microsoft over its business with Israel [1][3].

Proposal 6, filed by Azzad Asset Management (“Azzad”), requests that the Board commission a report assessing the implications of siting Microsoft cloud data centers in countries that they view as having significant human rights concerns, and the Company’s strategies for mitigating those impacts [4]. Its predecessor, Proposal 8 at Microsoft’s 2025 annual meeting, was opposed by approximately 73% of votes cast [5]. This year’s supporting statement names new data center capacity in Saudi Arabia and the United Arab Emirates as well as Microsoft’s existing data operations in Israel, whereas the 2025 version named only Saudi Arabia [4][5].

Our position is based on three key points, each discussed in a section below:

1.	Why Israel matters to Microsoft’s shareholders. Israel has been an important center for Microsoft's research and development, technological innovation, and cybersecurity capabilities for more than three decades. Microsoft's substantial investments, acquisitions, and commercial relationships in Israel contribute to products and services sold worldwide. We believe that efforts to limit or sever these relationships could undermine strategically valuable investments and capabilities, potentially harming Microsoft's long-term competitiveness and shareholder value.

2.	How the Proposals Fit a Broader Campaign Against Microsoft’s Business with Israel. The proposals overlap with a broader campaign advocating boycotts, divestment, and restrictions on Microsoft's Israeli business relationships. Some supporters of last year's human rights due diligence proposal (Proposal 9) subsequently cited the shareholder vote to advance concerns about Microsoft's Israeli military contracts [6][7], even though shareholders were not asked to endorse broader boycott or divestment objectives.

3.	What has changed since last year’s vote. Microsoft has already expanded its human rights disclosures, investigated and acted on concerns raised last year, and outlined additional measures to strengthen its due diligence and oversight processes. Given these actions, it is unclear to us what material additional information the requested reports would provide shareholders.

1. Why Israel Matters to Microsoft’s Shareholders

Israel has been a strategically important part of Microsoft's global business for more than three decades [8], serving as a center for technological innovation, product development, and cybersecurity expertise [9]. In 1991, Microsoft opened its Israel research and development center, its first outside the United States [8][9]. In 2016, the center’s 25th anniversary year, more than 2,000 people attended its annual Think Next event in Tel Aviv, and Bill Gates, joining by video, said that, “the technology they have produced over the years more than justifies our decision” [9].

By 2023, the center had about 3,000 employees working on about 40 products and activities, and today it is considered one of Microsoft’s three global strategic development centers worldwide [10]. Those employees are about 1% of Microsoft’s 223,000-person workforce, but we believe that their work reaches much further than that share suggests [11].

Based on the Israeli subsidiary’s 2023 financial reporting, Microsoft spent approximately $840 million operating the center that year [10]. Over the past two decades, Microsoft has acquired numerous Israeli technology companies, with publicly reported acquisition values exceeding $1 billion, including substantial investments in cybersecurity [12].

Israeli engineers helped build Kusto, the analytics engine behind Azure Data Explorer and the real-time analytics in Microsoft Fabric [13]. Microsoft 365 Defender and Azure Defender were developed in part at the Israel center [13]. Microsoft Excel’s core engineering is led from the Israel center, where hundreds of engineers have helped bring the product online and build its new AI capabilities [14]. Among the Israeli companies Microsoft has acquired are Aorato, Adallom, CyberX and Peer5 [13].

Microsoft’s regional footprint extends beyond Israel. In November 2025, it announced a $15.2 billion investment in the United Arab Emirates [15], and it is adding data center capacity in Saudi Arabia [4]. In our view, the BDS movement’s opposition to normalization between Israel and its Arab neighbors [16] runs counter to Microsoft’s investments in Israel and the Gulf alike.

We believe Israel’s importance to Microsoft cannot be measured alone by local revenue, which the Company does not disclose, or headcount because Israeli investments strengthen Microsoft's global business and competitive position. As shareholders evaluate these proposals, the commercial and strategic value of Microsoft's longstanding investments and business relationships in Israel deserves consideration alongside the risks identified by the proponents.

2. How the Proposals Fit a Broader Campaign Against Microsoft’s Business with Israel

Microsoft does business in more than 200 countries and regions [17], and Israel is the only one named in the text of both proposals. Proposal 5 names no other foreign country, though it also discusses U.S. immigration enforcement’s use of Microsoft products or services. Proposal 6 names Israel alongside Saudi Arabia and the United Arab Emirates. In our view, that recurring focus on Israel mirrors the priorities of the BDS movement, which calls for the economic isolation of Israel and opposes normalization efforts with its Arab neighbors, including the United Arab Emirates and Saudi Arabia [16]. Many of the BDS movement’s founding goals are, in ADL’s view, antisemitic because they effectively reject or ignore the Jewish people’s right to self-determination and, if achieved, would result in the elimination of the world’s only Jewish state [18][19].

Shareholders should consider both proposals as written. But the supporters’ own materials show where the emphasis lies. By JLens’s count, roughly 50 of the 89 footnotes in the proponents’ September 2026 investor briefing concern Israel, about four times as many as concern all of the briefing’s other examples combined [6]. IASJ’s October 2026 update lists alleged misuses in four countries, then devotes its entire section on Microsoft’s “inadequate response” to Gaza [20]. Proposal 6 focused on Saudi Arabia in 2025; the 2026 proposal, filed by a different proponent (Azzad), adds the UAE and Israel [4][5]. And after last year’s vote on Proposal 9, the human rights due diligence proposal, Ekō said the result showed growing concerns about Microsoft’s contracts with the Israeli military [7].

The BDS movement has targeted Microsoft over its business relationships with Israel since at least 2020, when it claimed credit for Microsoft’s exit from the Israeli facial-recognition company AnyVision [21]. In April 2025, BDS named Microsoft a “priority target,” calling for boycotts of Microsoft’s gaming products, divestment from the Company, and exclusion from contracts [21][22]. Microsoft has also faced pressure over its Israeli business relationships through shareholder proposals, employee and activist protests, and organized boycott and divestment campaigns [3][22]–[28]. Although these efforts involve distinct organizations with different tactics and objectives, and not all participants support BDS, their public materials reflect significant connections and overlaps.

On the shareholder advocacy front, IASJ, Ekō, and Racial Justice Investing have promoted Microsoft human rights proposals, including through exempt solicitations filed with the SEC by IASJ and, in 2025, by Ekō [6][23]. In 2025, Ekō encouraged pension and mutual fund participants to press their asset managers to support Microsoft's Proposal 9, linking the vote to concerns about Microsoft's Israeli military relationships [23].

On the activist front, No Azure for Apartheid has demanded an end to Microsoft's Azure contracts with the Israeli military and government, while protests disrupted Company events and operations throughout 2025 [24]–[28].

Proposal 5: A Renewed Request Tied to Boycott Advocacy

Proposal 5 renews last year’s Proposal 9 [3]. We believe that its supporters have tied the requested report to the broader BDS campaign described above through the sources they cite, the advocacy accompanying the proposal, and the regulatory action they invoke.

The connections between Proposal 5 and these efforts are documented. Last year’s proposal and this year’s Proposal 5 each cite the BDS movement's Microsoft campaign and No Azure for Apartheid as sources [29]. The September 2026 exempt solicitation and investor briefing, jointly published by IASJ, Ekō, and Racial Justice Investing, also referenced the No Azure petition [6]. Ekō, one of the promoters of Proposal 5, has played a recurring role in campaigns aligned with the BDS movement, particularly through corporate pressure and shareholder advocacy, and at Microsoft has combined that advocacy with other tools and actions, such as online petitions [30].

In addition, in December 2025, the Irish Council for Civil Liberties filed a regulatory complaint against Microsoft in Ireland [31], thanking “our colleagues at Ekō in particular with whom we collaborated”. Nine months later, in September 2026, Ekō co-published the investor briefing on Proposal 5, whose proponents cited the same complaint as evidence of potential legal and regulatory exposure [6]. An organization involved in pursuing regulatory action against Microsoft subsequently invoked that action in its shareholder advocacy.

Ekō’s legal advocacy goes further. On December 2, 2025, three days before Microsoft’s annual meeting, Ekō joined six legal and advocacy groups, including Avaaz and the Center for Constitutional Rights, in a letter to Microsoft’s executive leadership asserting that Microsoft and its executives could face civil and criminal liability over services to Israeli military and government entities [32]. According to the groups’ announcement, the letter urged Microsoft to “immediately terminate all services illegally deployed by Israel” and to “take measures to provide restitution to those harmed.” [32] The groups’ announcement quoted an allied advocate urging shareholders to use the annual meeting to “push for accountability” [32]. The September 2026 investor briefing Ekō co-published lists potential criminal liability for Microsoft and its executives among the material risks to shareholders [6].

These efforts are not necessarily directed by a single organization, nor do all participants advocate identical outcomes. Nevertheless, we believe the documented connections between Proposal 5, its supporters, and the broader BDS movement demonstrate how a shareholder proposal requesting human rights reporting is being used in a broader effort to pressure Microsoft over its commercial relationships with Israel, extending beyond what the resolution requests.

Proposal 6: Israel Added to Last Year’s Saudi-Focused Request

Proposal 6’s 2025 predecessor, filed by a different proponent, named only Saudi Arabia. This year Azzad’s version returns with a new title referencing “conflict hotspots” and a supporting statement that names Saudi Arabia, the United Arab Emirates and Microsoft's “existing data operations in Israel” [4]. Although Proposal 6 requests a report on data center siting rather than customer use, its Israel-related arguments draw on several of the same issues underlying Proposal 5:

●	The same allegations. Proposal 6 cites reporting on the Israeli military's alleged use of Microsoft's cloud services for surveillance of Palestinians, allegations also central to Proposal 5 [1][4].
●	The same regulatory complaint. Proposal 6 invokes the 2025 GDPR complaint filed in Ireland, on which Ekō collaborated, and which Proposal 5's proponents have cited as evidence of potential legal exposure [4][6][31].
●	The same customer relationship. Proposal 6 references Microsoft's review of its relationship with the Israeli Ministry of Defense, a central focus of Proposal 5 and its accompanying advocacy [4][33].
●	Azzad's prior involvement. Azzad publicly supported last year’s Microsoft Proposal 9 in an SEC filing and describes itself as a co-filer in its own materials [34][35]. It also filed a 2026 proposal at Meta emphasizing Gaza [36]. In a March 2026 webinar presenting its work under the heading “Working for Justice in Palestine,” Azzad cited:

○	Its role in a 2019 investor coalition asking Microsoft to end support for the Israeli facial-recognition firm AnyVision, an outcome the BDS movement and Jewish Voice for Peace claimed as a victory [21].
○	Its support for shareholder proposals at Alphabet seeking an end to work with the Israeli government on Project Nimbus [35].
○	Its work with American Friends Service Committee (AFSC), pressing General Mills to exit a plant in East Jerusalem, a campaign AFSC says was coordinated by the Palestinian BDS National Committee [37]. General Mills sold its stake in 2022, citing its business strategy [38].
○	Letters urging defense contractors to stop supplying weapons used against Palestinians [35].

The distinction between the countries cited in Proposal 6 is also notable. For Saudi Arabia and the UAE, the concern is new data centers. For Israel, Proposal 6 is focused on an established business relationship between Microsoft and Israel [8], with the proponent using the same surveillance allegations at the heart of Proposal 5. In our view, the Israel-related portion of Proposal 6 revisits the issue at the center of Proposal 5.

Although Proposal 6 does not directly cite the BDS movement, the overlap in allegations, regulatory complaints, and Azzad's prior advocacy provides a basis for evaluating it alongside Proposal 5 in the context of the broader campaign targeting Microsoft's Israeli business relationships.

A Broader Campaign Across Corporate Proxy Ballots

Microsoft is not the only major U.S. company targeted by campaigns opposing its business relationships with Israel. JLens research identified 38 corporations from the 500 largest U.S. public companies targeted by prominent BDS campaigns in 2024, increasing to 47 in 2025 [39]. Shareholder proposals are one channel through which that pressure reaches investors. Since 2016, JLens has opposed more than a dozen shareholder proposals that in our view share similarities with or have a connection to BDS-aligned objectives at major companies across technology, defense, energy, and travel [39]–[41].

These proposals are frequently framed as concerning human rights due diligence, data privacy, defense-related products, or other governance matters, often without explicitly mentioning Israel [42]–[45]. Their focus on Israel-related business relationships often becomes apparent only in the supporting statements and accompanying advocacy. Investors reviewing only the language of the proposal itself may therefore overlook the broader objectives of the campaigns promoting these proposals.

In 2025, IASJ, which acts on behalf of Microsoft's lead proponent [6], supported similar initiatives at General Dynamics, Lockheed Martin, and Chevron, each raising concerns about the companies' business relationships with Israel [46]–[48]. Zevin Asset Management (“Zevin”), which publicly supported Proposal 9 in 2025 [3], and represented a co-filer of Proposal 5 in 2026 [49], filed Israel-focused proposals at Alphabet in 2025 and 2026, highlighting the Project Nimbus contract and Alphabet's Israeli government cloud relationships [42][50][51].

Microsoft's 2025 annual meeting also demonstrates how shareholder support can be invoked in subsequent advocacy. Following approximately 26% support for Proposal 9, Ekō told GeekWire the results showed growing concerns about Microsoft's contracts with the Israeli military [7]. IASJ, which acts on behalf of the lead proponent, called the result “one of the highest levels of shareholder backing to date for a proposal that touches on Palestinian human rights” [52]. The proponents' September 2026 investor briefing subsequently cited both that vote and the 2025 vote on the Saudi-focused predecessor to Proposal 6 in support of continued shareholder advocacy [6].

For ADL and JLens, the concern is that support for broadly framed reporting requests may subsequently be presented as evidence of shareholder backing for a broader boycott campaign, even though investors were not asked to endorse its objectives.

3. What Has Changed: Microsoft's Response and Existing Disclosures

Microsoft has taken substantial steps in response to the concerns underlying Proposal 5 [1]. Following reports concerning an Israeli military unit's use of Azure, the Company conducted an external investigation, discontinued certain services to a unit within the Israeli Ministry of Defense, published a summary of its findings, and committed to strengthening its human rights due diligence and oversight processes [33]. Microsoft also published its first Human Rights Transparency Report [53]. Even IASJ, which acts on behalf of the lead proponent, acknowledged the significance of Microsoft’s action, calling the decision to discontinue those services “commendable, and even unprecedented” [54] and, as recently as October 2026, commending the Company’s “decision to provide some level of transparency” [20]. However, the proponents refiled regardless, arguing that Microsoft’s action addressed only one case. That disagreement is about scope, and we believe Microsoft’s existing disclosures already give shareholders what they need to judge it.

Regarding Proposal 6, Microsoft has already disclosed its approach to assessing human rights risks associated with data center locations, including country-level assessments and mitigation measures [4]. In our view, these disclosures and corrective actions provide shareholders with substantially more information than was available at last year's annual meeting, raising questions about what material additional information the proposed reports would provide.

Conclusion: Vote AGAINST Proposals 5 and 6

ADL and JLens support the consistent application of human rights standards across Microsoft's global operations, without singling out Israel for differential treatment. Microsoft already discloses how its human rights due diligence works and acted on last year’s concerns, and we do not believe either report would add material information. We believe these proposals cannot be evaluated apart from a broader campaign to delegitimize Israel and isolate it economically. Proposal 5's connections to that campaign are explicit in its supporting materials, while Proposal 6 draws on many of the same allegations and is advanced by a proponent with a documented history of Israel-related shareholder advocacy.

Our concern extends well beyond the reports requested. As Microsoft's experience demonstrates, shareholder support for human rights reporting can subsequently be invoked as evidence of investor backing for broader campaign objectives that shareholders were never asked to endorse. Shareholders can support rigorous human rights standards, consistently applied across companies and geographies, without supporting those objectives. These resolutions name several countries, but after last year’s vote, supporters described the result in terms of one. We believe investors should consider not only what these resolutions request, but how a vote in their favor will be characterized afterward.

We urge a vote AGAINST Proposals 5 and 6.

For more information, please contact Dani Nurick, JLens Director of Advocacy, at dani@jlensnetwork.org.

Endnotes

1.	Microsoft Corporation, 2026 Definitive Proxy Statement (Form DEF 14A), Proposal 5, https://www.sec.gov/ix?doc=/Archives/edgar/data/789019/000119312526427849/d61756ddef14a.htm#toc61756_41.
2.	Investor Advocates for Social Justice, “Affiliates” (listing institutions participating “as Affiliates or Engagement Clients,” including the Religious of the Sacred Heart of Mary), accessed October 27, 2026, https://iasj.org/affiliates/.
3.	Microsoft Corporation, 2025 Definitive Proxy Statement (Form DEF 14A), Proposal 9, October 2025, https://www.sec.gov/Archives/edgar/data/789019/000119312525245150/d908201ddef14a1.pdf; Microsoft Corporation, Current Report (Form 8-K) reporting 2025 Annual Meeting results, December 8, 2025, https://www.sec.gov/Archives/edgar/data/789019/000119312525311196/d34077d8k.htm; Investor Advocates for Social Justice, press statement announcing Proposal 9 (quoting Zevin Asset Management), July 23, 2025, filed as Notice of Exempt Solicitation, Microsoft Corp. (Accession No. 0001214659-25-010874), https://www.sec.gov/Archives/edgar/data/789019/000121465925010874/j724252px14a6g.htm.

4.	Microsoft Corporation, 2026 Definitive Proxy Statement (Form DEF 14A), Proposal 6 (“Report on Data Operations in Human Rights and Conflict Hotspots”), pp. 75–77, https://www.sec.gov/Archives/edgar/data/789019/000119312526427849/d61756ddef14a1.pdf.
5.	Microsoft Corporation, 2025 Definitive Proxy Statement (Form DEF 14A), “Report on Data Operations in Human Rights Hotspots,” Proposal 8, p. 83, https://www.sec.gov/Archives/edgar/data/789019/000119312525245150/d908201ddef14a1.pdf; Microsoft Corporation, Current Report (Form 8-K), Item 5.07, December 8, 2025 (Proposal 8: 1,406,735,187 for; 3,712,753,371 against), https://www.sec.gov/Archives/edgar/data/789019/000119312525311196/d34077d8k.htm.
6.	Ekō, Investor Advocates for Social Justice, and Racial Justice Investing, “Too Little, Too Late: Microsoft Has a Due Diligence Problem. Here’s Why Investors Should Be Concerned,” investor briefing, filed by Investor Advocates for Social Justice as Notice of Exempt Solicitation, Microsoft Corp., September 9, 2026 (Accession No. 0001214659-26-011511), https://www.sec.gov/Archives/edgar/data/789019/000121465926011511/o91268px14a6g.htm.
7.	GeekWire, “Filing: Human rights proposals win more than 25% of votes at Microsoft shareholder meeting,” December 2025, https://www.geekwire.com/2025/filing-human-rights-proposals-win-more-than-25-of-votes-at-microsoft-shareholder-meeting/.
8.	Microsoft, “Microsoft to launch new cloud datacenter region in Israel,” Microsoft Source EMEA (Microsoft began operating in Israel in 1989 and opened its first R&D center outside the U.S. there in 1991), https://news.microsoft.com/source/emea/features/microsoft-to-launch-new-cloud-datacenter-region-in-israel/.
9.	David Shamah, “Bill Gates: Israeli tech ‘changing the world,’” Times of Israel, February 25, 2016, https://www.timesofisrael.com/bill-gates-israeli-tech-changing-the-world/.
10.	CTech by Calcalist, “Inside Microsoft’s Israel R&D Center: Almost $1B in annual income and an average monthly salary of $18k,” December 17, 2023, https://www.calcalistech.com/ctechnews/article/j71glnz2w.
11.	Microsoft Corporation, Annual Report (Form 10-K) for the fiscal year ended June 30, 2026, Human Capital (approximately 223,000 full-time employees), https://www.sec.gov/Archives/edgar/data/0000789019/000119312526323660/msft-20260630.htm.
12.	Reported acquisition values of selected Microsoft acquisitions of Israeli companies: Adallom, approximately $320 million (see note 13); TechCrunch, “Microsoft Buys Israeli Hybrid Cloud Security Startup Aorato In $200M Deal,” November 13, 2014, https://techcrunch.com/2014/11/13/microsoft-buys-israeli-hybrid-cloud-security-startup-aorato-in-200m-deal/; Globes, “Microsoft buys text analysis co Equivio for $200m,” January 2015, https://israeltrade.org.au/2015/01/27/microsoft-buys-text-analysis-co-equivio-for-200m/; TechCrunch, “Microsoft confirms acquisition of CyberX to boost security in its Azure IoT business,” June 22, 2020 (approximately $165 million), https://techcrunch.com/2020/06/22/microsoft-confirms-acquisition-of-cyberx-to-boost-security-in-its-iot-business/; TechCrunch, “Microsoft to buy Israeli security firm Hexadite, sources say for $100M,” June 8, 2017, https://techcrunch.com/2017/06/08/microsoft-confirms-its-acquired-hexadite-sources-say-for-100m/; Fortune, “Secure Islands: Microsoft To Buy Third Israel Security Startup In Year,” October 21, 2015 ($100–150 million), https://fortune.com/2015/10/21/microsoft-to-buy-secure-islands/.

13.	Microsoft Israel R&D Center, “What We Do” (“What began as a grassroots incubation project at ILDC evolved into one of Microsoft’s most strategic data platforms”; “Kusto’s technology continues to power Azure Data Explorer”), accessed October 28, 2026, https://www.microsoftrnd.co.il/whatwedo; Microsoft Learn, “Store and query real-time data” (Kusto Query Language in Microsoft Fabric), https://learn.microsoft.com/en-us/training/modules/get-started-kusto-fabric/4-write-queries-kusto-query-language; CTech by Calcalist, “Microsoft unveils new cyber solutions at its annual conference – some developed in Israel,” September 24, 2020, https://www.calcalistech.com/articles/0,7340,L-3851246,00.html; ISRAEL21c, “Microsoft buys Israeli startup Aorato,” November 16, 2014, https://archive.israel21c.org/news/microsoft-buys-israeli-startup-aorato/; eWeek, “Microsoft Reportedly Buys Cloud Security Firm Adallom for $320 Million,” July 20, 2015, https://www.eweek.com/cloud/microsoft-reportedly-buys-cloud-security-firm-adallom-for-320-million/; Globes, “Microsoft confirms acquisition of IoT security co CyberX,” June 22, 2020, https://en.globes.co.il/en/article-microsoft-confirms-acquisition-of-israeli-iot-security-co-cyberx-1001333249; CTech by Calcalist, “Microsoft acquires Israeli company Peer5 to improve live video in Teams,” August 10, 2021, https://www.calcalistech.com/ctech/articles/0,7340,L-3914649,00.html.
14.	Israel Wullman, “Excel turns 40: From spreadsheet to AI powerhouse — and the Israeli team behind it,” Ynetnews, October 5, 2025, https://www.ynetnews.com/tech-and-digital/article/by2izxgtxx
15.	Brad Smith, “Microsoft’s $15.2 billion USD investment in the UAE,” Microsoft On the Issues, November 3, 2025, https://blogs.microsoft.com/on-the-issues/2025/11/03/microsofts-15-2-billion-usd-investment-in-the-uae/.
16.	BDS Movement, “Palestinians and Saudis stand together against normalization with apartheid Israel,” https://bdsmovement.net/news/palestinians-and-saudis-stand-together-against-normalization-with-apartheid-israel; BDS Movement (BNC statement), “UAE dictatorship sells out Palestinian rights through agreement with Israel,” August 13, 2020, https://bdsmovement.net/news/uae-dictatorship-sells-out-palestinian-rights-through-agreement-with-israel.
17.	Microsoft, “Microsoft 365 international availability,” https://www.microsoft.com/en-ca/microsoft-365/business/international-availability.
18.	ADL, background on the Boycott, Divestment and Sanctions (BDS) campaign, https://www.adl.org/resources/backgrounder/boycott-divestment-and-sanctions-campaign-bds.
19.	JLens, in partnership with ADL, "The Impact of Divestment Campaigns on Rising Antisemitism," September 18, 2024, https://www.jlensnetwork.org/the-impact-of-divestment-campaigns-on-rising-antisemitism/.
20.	Investor Advocates for Social Justice, “Ineffective, Inadequate, and Improper: Investor Proposal on Microsoft’s Human Rights Due Diligence To Be Voted Upon,” October 26, 2026, https://iasj.org/ineffective-inadequate-and-improper/.
21.	BDS Movement and Jewish Voice for Peace, “BDS win! Microsoft drops AnyVision,” March 29, 2020, https://www.bdsmovement.net/news/bds-win-microsoft-drops-anyvision.
22.	BDS Movement, “Boycott Microsoft’s Xbox,” April 7, 2025, https://bdsmovement.net/news/boycott-microsofts-xbox.
23.	Ekō, Notice of Exempt Solicitation, Microsoft Corporation, November 2025 (appeal encouraging shareholders and pension-fund members to back Proposal 9), https://www.sec.gov/Archives/edgar/data/789019/000121465925016907/j1117252px14a6g.htm.
24.	No Azure for Apartheid, petition seeking an end to Azure contracts with the Israeli military and government, https://noazureforapartheid.com/petition/.
25.	Matt O’Brien, Associated Press, “Microsoft employees protest at 50th anniversary party over Israel contract,” April 4, 2025, https://www.news4jax.com/business/2025/04/04/pro-palestinian-protester-interrupts-microsofts-50th-anniversary-party-over-israel-contract/.

26.	Associated Press, “Microsoft fires employee who interrupted CEO’s speech to protest AI tech for Israeli military,” May 22, 2025, https://www.news4jax.com/business/2025/05/22/microsoft-fires-employee-who-interrupted-ceos-speech-to-protest-ai-tech-for-israeli-military/.
27.	FOX 13 Seattle, “Protest at Microsoft campus leads to 18 arrests,” August 20, 2025, https://www.fox13seattle.com/news/pro-palestinian-protest-microsoft-leads-arrests.
28.	Associated Press, “Protesters occupy Microsoft office as company reviews its work with Israel’s military,” August 27, 2025, https://www.wuft.org/2025-08-27/protesters-occupy-microsoft-office-as-company-reviews-its-work-with-israels-military; Todd Bishop, GeekWire, “Protesters deny planting listening devices inside Microsoft exec’s office; company fires four workers,” August 29, 2025, https://www.geekwire.com/2025/protesters-deny-planting-listening-devices-inside-microsoft-execs-office-company-fires-four-workers/.
29.	Microsoft Corporation, 2025 Definitive Proxy Statement, Proposal 9, supporting statement notes 11–12, October 21, 2025, https://www.sec.gov/Archives/edgar/data/789019/000119312525245150/d908201ddef14a1.pdf.
30.	Ekō, “Microsoft: Stop Providing Support to the Israeli Military,” online petition, accessed October 26, 2026, https://action.eko.org/a/microsoft-stop-providing-support-to-the-israeli-military
31.	Irish Council for Civil Liberties, “ICCL files complaint against Microsoft for unlawful data processing on behalf of Israeli Defence Forces in Gaza,” December 4, 2025, https://www.iccl.ie/digital-data/iccl-complaint-microasoft-unlawful-data-processing-israeli-defence-forces-gaza/; Times of Israel, “Microsoft slapped with EU complaint over alleged storage of Israeli surveillance data,” December 4, 2025, https://www.timesofisrael.com/microsoft-slapped-with-complaint-over-alleged-storage-of-israeli-surveillance-data/.
32.	Center for Constitutional Rights et al., “Microsoft’s Aiding of Israel’s Genocide Against Palestinians Exposes Company and its Leadership to Legal Liability,” press release, December 2, 2025, https://ccrjustice.org/node/10599.
33.	Microsoft, "Summary of 2025 External Investigation and Follow-Up," June 2026 (summary, not full Covington report), https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf
34.	Azzad Asset Management, Notice of Exempt Solicitation, Microsoft Corporation, October 22, 2025 (Accession No. 0001214659-25-015203), https://www.sec.gov/Archives/edgar/data/789019/000121465925015203/y1022250px14a6g.htm; Azzad Asset Management, “Shareholder Advocacy” (listing co-filed Microsoft proposal), https://azzadasset.com/shareholder-advocacy/.
35.	Azzad Asset Management, “Shareholder Advocacy: Investing with Purpose and Principle,” webinar, March 23, 2026, https://azzadasset.com/videos/shareholder-advocacy-investing-with-purpose-and-principle/.
36.	Meta Platforms, Inc., Definitive Proxy Statement (Form DEF 14A) for the 2026 Annual Meeting of Stockholders (fiscal year 2025), filed April 16, 2026, Proposal Seven (“Shareholder Proposal Regarding Report on Human Rights Due Diligence”), p. 75, https://www.sec.gov/Archives/edgar/data/1326801/000162828026025532/meta-20260416.htm; Azzad Asset Management, Notice of Exempt Solicitation, Meta Platforms, Inc., 2026, https://www.sec.gov/Archives/edgar/data/1326801/000121465926004859/o421260px14a6g.htm.

37.	American Friends Service Committee, Noam Perry, “How we got General Mills to divest from the Israeli occupation,” November 1, 2022, https://afsc.org/newsroom/how-we-got-general-mills-divest-israeli-occupation.
38.	Brooks Johnson, “General Mills selling its stake in often-criticized Israel business,” Star Tribune, June 2, 2022, https://www.startribune.com/article/600178653; Jewish Insider, “General Mills says departing Israel was a business decision, not a boycott,” June 2022, https://jewishinsider.com/2022/06/general-mills-israel-production/.
39.	ADL and JLens, "NYC Pensions Could Lose $37 Billion over 10 Years if Divested from Israel," June 2026 (2024 and 2025 BDS target reviews), https://go.adl.org/resources/report/nyc-pensions-could-lose-37-billion-over-10-years-if-divested-israel.
40.	JLens, "The Jewish Shareholder Voice: JLens Proxy Voting 2025," March 24, 2026, https://www.jlensnetwork.org/the-jewish-shareholder-voice-jlens-proxy-voting-2025/.
41.	JLens and ADL, "The case to vote AGAINST Proposal 9 ('Report on Human Rights Due Diligence') on Microsoft's 2025 Proxy Statement" (2025 proxy memorandum), https://www.jlensnetwork.org/the-case-to-vote-against-proposal-9-report-on-human-rights-due-diligence-on-microsofts-2025-proxy-statement/.
42.	JLens, "The case to vote AGAINST Proposal 11 ('Shareholder Proposal Regarding a Report on Data Privacy') on Alphabet's 2026 Proxy Statement," April 28, 2026, https://www.jlensnetwork.org/the-case-to-vote-against-proposal-11-shareholder-proposal-regarding-a-report-on-data-privacy-on-alphabets-2026-proxy-statement/.
43.	ADL and JLens, "The case to vote AGAINST Proposal 4 ('Human Rights Impact Assessment') on General Dynamics' 2025 Proxy Statement," April 4, 2025, https://www.jlensnetwork.org/the-case-to-vote-against-proposal-4-human-rights-impact-assessment-on-general-dynamics-2025-proxy-statement/.
44.	ADL and JLens, "ADL and JLens Urge Chevron Shareholders to Vote AGAINST Proposal 6 at the Annual Meeting of Shareholders on May 27, 2026," press release, May 12, 2026, https://www.jlensnetwork.org/adl-and-jlens-urge-chevron-shareholders-to-vote-against-proposal-6-at-the-annual-meeting-of-shareholders-on-may-27-2026/.
45.	ADL and JLens, "The case to vote AGAINST Proposal 6 ('Shareholder Resolution Regarding Business Operations in Israeli Settlements') on Booking Holdings Inc.'s 2026 Proxy Statement," May 13, 2026, https://www.jlensnetwork.org/the-case-to-vote-against-proposal-6-shareholder-resolution-regarding-business-operations-in-israeli-settlements-on-booking-holdings-inc-s-2026-proxy-statement/.
46.	Investor Advocates for Social Justice, "Shareholder Proposal: Human Rights Impact Assessment," General Dynamics, 2025, https://iasj.org/wp-content/uploads/General-Dynamics-2025-Proposal-FINAL-1.pdf.
47.	Investor Advocates for Social Justice, "Shareholder Proposal: Political Activities Alignment Report," Lockheed Martin, 2025, https://iasj.org/wp-content/uploads/Lockheed-2025-Proposal-FINAL-1.pdf.
48.	Investor Advocates for Social Justice, Notice of Exempt Solicitation re: Chevron Corporation, 2025, https://www.sec.gov/Archives/edgar/data/93410/000121465925007261/z58251px14a6g.htm.
49.	Microsoft Corporation, SEC filing posted on Microsoft Investor Relations (identifying Zevin Asset Management as representing a co-filer of Proposal 5), https://microsoft.gcs-web.com/static-files/bdf2eca2-6bb8-4c53-b2f3-1116d681dcdc.
50.	Alphabet Inc., 2025 Definitive Proxy Statement (Form DEF 14A), https://www.sec.gov/Archives/edgar/data/1652044/000130817925000511/goog012701-def14a.htm; Alphabet Inc., 2026 Definitive Proxy Statement (Form DEF 14A), https://www.sec.gov/Archives/edgar/data/1652044/000130817926000342/goog-20260424.htm.

51.	Zevin Asset Management on behalf of Denise Bergman, Notice of Exempt Solicitation, Alphabet Inc., 2025, https://www.sec.gov/Archives/edgar/data/1652044/000121465925007295/p59255px14a6g.htm.
52.	Investor Advocates for Social Justice, “Investors Signal Urgent Need for Microsoft to Strengthen Human Rights Due Diligence,” December 9, 2025, https://iasj.org/investors-signal-urgent-need-for-microsoft-to-strengthen-human-rights-due-diligence/.
53.	Microsoft, Human Rights Transparency Report, https://aka.ms/HumanRightsTransparencyReport (listed on Microsoft's Reports Hub, https://www.microsoft.com/en-us/corporate-responsibility/report).
54.	Investor Advocates for Social Justice, “Why Investors Re-Filed the HRDD Shareholder Proposal, Despite Microsoft's Summary-of-Findings Report,” Notice of Exempt Solicitation, Microsoft Corp., 2026 (Accession No. 0001214659-26-008806), https://www.sec.gov/Archives/edgar/data/789019/000121465926008806/w721267px14a6g.htm.

About ADL

ADL is the leading anti-hate organization in the world. Founded in 1913, its timeless mission is "to stop the defamation of the Jewish people and to secure justice and fair treatment to all." Today, ADL continues to fight all forms of antisemitism and bias, using innovation and partnerships to drive impact. A global leader in combating antisemitism, countering extremism and battling bigotry wherever and whenever it happens, ADL works to protect democracy and ensure a just and inclusive society for all. More at www.adl.org.

About JLens

Founded in 2012, JLens is a 501(c)(3) nonprofit and Registered Investment Advisor that empowers investors to align their capital with Jewish values and advocates for Jewish communal priorities in the corporate arena. JLens's Jewish Investor Network is composed of more than 40 Jewish institutions, representing $15 billion in communal capital (as of 6/30/26). In 2022, JLens established an affiliation with ADL, the leading anti-hate organization in the world. More at www.jlensnetwork.org.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; ADL and JLens are not able to vote your proxies, nor does this communication contemplate such an event. Please vote according to the instructions in Microsoft's proxy materials.